UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2026.

Commission File Number: 001-39530

MindWalk Holdings Corp.

Industrious 823 Congress Ave Suite 300 Austin, Texas 78701

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

EXPLANATORY NOTE

MindWalk Holdings Corp. (the "Company") is furnishing this Amendment No. 1 on Form 6-K/A (this "Amendment") to amend its Report on Form 6-K originally furnished to the Securities and Exchange Commission on October 28, 2026 (the "Original 6-K"), which inadvertently included non-functioning hyperlinks to the exhibits. The sole purpose of this Amendment is to correct those hyperlinks by re-furnishing, with functioning links, the Notice of Annual General Meeting of Shareholders (Exhibit 99.1), the Management Information Circular (Exhibit 99.2) and the Form of Proxy (Exhibit 99.3). Except as described above, this Amendment does not modify or update any other information in the Original 6-K.

INCORPORATION BY REFERENCE

Exhibit 99.1 of this Form 6-K is incorporated by reference into the Registration Statement on Form S-8 (File No. 333-290949 and 333-256730) and Registration Statements on Form F-3 (File Nos. 333-297424 and 333-281312) of the Registrant, MindWalk Holdings Corp.

EXHIBIT INDEX

Exhibit	Description
99.1	Notice of Annual General Meeting of Shareholders dated October 16, 2026
99.2	Management Information Circular dated October 16, 2026
99.3	Form of Proxy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINDWALK HOLDINGS CORP.
Date: October 29, 2026

	By:	/s/ Jennifer Bath
	Name:	Jennifer Bath
	Title:	Chief Executive Officer